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                              November 18, 2022

       Ming Yi
       Chief Financial Officer
       Future FinTech Group Inc.
       Americas Tower
       1177 Avenue of the Americas
       Suite 5100
       New York, NY 10036

                                                        Re: Future FinTech
Group Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 001-34502

       Dear Ming Yi:

              We have reviewed your October 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2022 letter.

       Response Letter Dated October 19, 2022

       Item 1. Business
       Overview, page 1

   1. We note your response to comment 3, as well as your revised disclosure that "[i]n addition, these VIE
agreements have not been truly tested in the courts in China and
                                                        Chinese regulatory
authorities could disallow the VIE structure . . . ." To prominently disclose such risks to
investors, please revise to include this new disclosure (ending with your disclosure that
"investors may never hold equity interests in the VIE") at the beginning of Item 1.
Please also revise to include a cross-reference to your detailed discussion of risks
facing the company as a result of your structure.
 Ming Yi
FirstName LastNameMing
Future FinTech Group Inc. Yi
Comapany 18,
November   NameFuture
              2022     FinTech Group Inc.
November
Page 2    18, 2022 Page 2
FirstName LastName
2. We note your response to comment 4, as well as your revised disclosure. Please also revise to discuss the Accelerating Holding Foreign Companies Accountable Act, as you
         do on page 38.
3. We note your response to comment 5, as well as your revised disclosure that "neither any of our subsidiaries or the VIE has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this report." Please revise to clarify whether any cash transfers have been made to date as well. Additionally, where you discuss "[t]o the extent cash and/or assets in the business are in the PRC and/or Hong
         Kong . . . ," please include a cross-reference to your risk factor on page 36.
4. We note your response to comment 6, as well as your revised disclosure that "we, our subsidiaries and VIE in China are not subject to permission requirements from the China
         Securities Regulatory Commission (   CSRC   ), Cyberspace
Administration of China
         (   CAC   ) or any other entity that is required to approve of our VIE
  s operations." We also
         note that you subsequently state that "it is uncertain when and whether we, our Chinese subsidiaries or VIE, might be required to obtain permission from the PRC government to list on U.S. exchanges in the future." Please revise in each instance to expand your discussion to permissions or approvals to operate your business (as opposed to solely the
         VIE's operations) and to offer your securities to foreign investors (as opposed to listing).
         Additionally, with respect to your disclosure discussing if "applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future," please revise to also discuss the consequences if the VIE, is required to obtain such permissions or approvals in the future. Last, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain the basis upon which you made the determination that you are not required to obtain permissions or approvals from the
         CSRC, CAC or other entities.
5. Please revise the diagram of your organizational structure on page 3 to identify the person(s) or entity(ies) that own the equity of Future FinTech Group Inc. In this regard, please identify the equity percentage held by your public shareholders, as well as any other shareholders that would be disclosed as beneficial owners pursuant to Item 12 of
         Form 10-K and Item 403 of Regulation S-K (e.g. Zeyao Xue, as well as your directors and officers as a separate group).
Our VIE Contractual Arrangements, page 4

6. We note your response to comment 7, as well as your revised disclosure. Please disclose the risk that you may incur substantial costs to enforce the terms of the arrangements, as you do on page 40, where you state that "[i]f our consolidated VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements."
 Ming Yi
FirstName LastNameMing
Future FinTech Group Inc. Yi
Comapany 18,
November   NameFuture
              2022     FinTech Group Inc.
November
Page 3    18, 2022 Page 3
FirstName LastName
7. We note your response to comment 8, as well as your revised disclosure that you "are regarded as the primary beneficiary of our VIE for accounting purposes." Where you disclose that you "receive substantially all of the economic benefits of our VIE" and that your "contractual arrangements with our VIE . . . allow us to (i) exercise effective control over our VIE," revise to qualify such statement with a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and also clarify that you are the primary beneficiary of the VIE for accounting purposes, and make conforming changes throughout the prospectus where you discuss "economic benefits." Make conforming changes in your sub-headings entitled "Agreements that Allow us to Receive
         Economic Benefits from our VIE" and "Agreements that Provide us with Effective
         Control over our VIE," and where you discuss "economic benefits" on page 39, 40 and
         46. Please also revise your references to "our VIEs" (e.g., page 1), "our subsidiaries and
         VIE" (e.g., page 2) and "our consolidated VIE (e.g., page iv) to refrain from using the term "our" when describing the VIEs.
Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and
VIE, page 6

8. In regard to your intended amended filing, please explain to us and disclose for this schedule:
             What each of the entities "Future FinTech," "parent," "subsidiaries," "PRC," "Hong
              Kong subsidiaries" and "VIE" represent and their relation to one another.
             How amounts under the "Future FinTech" column relate to the amounts in the
              "Consolidated Total" column.
9. Please provide in this schedule a column solely for the wholly foreign owned entity in your organization structure that is the primary beneficiary of the VIE, and identify what this entity is.
10. As noted in comment 11, please revise this schedule to present major line items such as revenue, cost of goods/services and other material expenses, and subtotals and disaggregated intercompany balances, such as separate line items for intercompany receivables/payables and investment in subsidiaries.
11. Please provide this schedule for each period presented in the filing. "If the PRC government deems that the contractual arrangement . . . ", page 39

12. We note your response to comment 14, as well as your revised disclosure that names
         Fengdong Law Firm as your "Chinese counsel." However, you continue to maintain separate references to your "PRC counsel." Please revise to name Fengdong Law Firm in each instance in which you rely upon them in the filing, and to the extent that your
         Chinese counsel and your PRC counsel are the same, please revise your language to ensure consistency.
 Ming Yi
Future FinTech Group Inc.
November 18, 2022
Page 4
Item 10 - Directors, Executive Officers and Corporate Governance, page 59

13. We note your response to comment 13, as well as your revised disclosure that "[a]ll of our directors and officers reside outside of the United States, except for Mr. Yang Liu, who is located in New York." As your response indicates that certain of such directors and officers reside in the PRC/Hong Kong, please revise to state that is the case and identify which individuals reside in the PRC/Hong Kong.
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer Lopez Molina at 202-551-3792 with any other questions.



FirstName LastNameMing Yi                                     Sincerely,
Comapany NameFuture FinTech Group Inc.
                                                              Division of
Corporation Finance
November 18, 2022 Page 4                                      Office of Trade &
Services
FirstName LastName